

August 9, 2021

Stanley Chomer
Chief Executive Officer
Relay Management LLC
455 E. Pebble Road
Las Vegas, NV 89123

       Re: Relay Management LLC
           Offering Statement on Form 1-A
           Filed July 30, 2021
           File No. 024-11597

Dear Mr. Chomer:

This is to advise you that we do not intend to review your offering statement.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Nicholas Lamparski at 202-551-4695 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: Lahdan S. Rahmati